Explanation of Responses

1)
Received pursuant to the  terms of the Agreement and Plan of Merger, dated as of June 13, 2011, among the Issuer, RG Merger Sub, S.A., a Honduran sociedad anonima and a wholly owned subsidiary of the Issuer, Rio Garment S. de R.L., a limited liability company organized under the laws of Honduras (“Rio), the equityholders of Rio (the “Equityholders”) and BGY II, LLC, a Delaware limited liability company (“BGY II”) as equityholders’ representative (as amended, the “Merger Agreement”). Pursuant to the Merger Agreement, at the closing of the transaction, on August 25, 2011, the Issuer issued an aggregate of 967,009 shares of common stock to BGY II (valued at a 90-day volume-weighted average price per share of $3.6480).  Pursuant to the terms of the Merger Agreement, since Rio’s 2011 adjusted EBITDA for the year ended December 31, 2011 multiplied by three (3) equaled or exceeded $23,000,000, an additional 753,838 shares of common stock were  issued to BGY II, on behalf of the Equityholders, on March 30, 2012.  In addition, on September 6, 2012, in accordance with the terms of the Merger Agreement and following the one-year anniversary of the closing of the transaction, 60,258 shares, which were previously being held back in connection with potential tax indemnification claims, were released to BGY II on behalf of the Equityholders.  In accordance with the Merger Agreement, an additional  967,702 shares of common stock continue to be held back by the issuer, which may be used to satisfy claims arising as a result of the Equityholders’ breach of their representations and warranties or covenants in the Merger Agreement. The Equityholders have executed an Equityholders’ Representative and Distribution of Proceeds Agreement (the “Distribution of Proceeds Agreement”), pursuant to which the cash paid, and the common stock issued to, BGY II by the Issuer pursuant to the Merger Agreement is distributed among the Equityholders pursuant to the terms of such Distribution of Proceeds Agreement.